UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001- 42715

Kandal M Venture Limited

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

+855-23425205

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Share Consolidation

The Company hereby announces the proposed 1-for-40 share consolidation of the Class A ordinary shares (the “Class A Ordinary Share(s)”) and Class B ordinary shares (the “Class B Ordinary Share(s)”, together with the Class A Ordinary Shares, the “Ordinary Share(s)”) currently of US$0.00001 par value each (the “Share Consolidation”).

Beginning with the opening of trading on October 13, 2026, being the market effective date, the Class A Ordinary Shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “FMFC” but under a new CUSIP number of G5225N126. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every 40 issued and outstanding Ordinary Shares of a par value of US$0.00001 each will automatically be consolidated into one issued and outstanding Ordinary Share of par value US$0.0004 each. The number of issued and outstanding Ordinary Shares as at the date of this announcement and upon effectiveness of the Share Consolidation (assuming no further change in issued and outstanding number of shares of the Company from the date hereof) are 19,694,940 (comprising of 16,694,940 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares) and 492,374 (comprising of 417,374 Class A Ordinary Shares and 75,000 Class B Ordinary Shares), subject to rounding up of fractional shares, respectively. Any fractional shares will be rounded up. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s board of directors on August 28, 2026 and its shareholders on September 22, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

By:	/s/ Duncan Miao
Name:	Duncan Miao
Title:	Chairman of the Board of Directors

Date: October 2, 2026

2